# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ULTRALIFE CORP, CIK 0000875657
CUSIP: 903899102
Title of class of securities: Common Stock, $.10 par value per share
Address of issuer's principal executive offices: 2000 TECHNOLOGY PARKWAY, NEWARK, New York (NY), 14513
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0000933430
Persons authorized to receive notices and communications: Charlene O'Connor, 5215 Old Orchard Rd., Suite 970, Skokie, Illinois (IL), 60077, 847-733-1230

## Reporting persons
- WHITMORE BRADFORD T (CIK 0000933430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 205,915; shared voting power 6,394,042; sole dispositive power 205,915; shared dispositive power 6,394,042; aggregate amount beneficially owned 6,599,957 (39.6% of the class)
  Comment: Bradford T. Whitmore has shared voting power of 1,941,759 shares as the manager of Whitmore Holdings, LLC, the holder of the shares.
  Bradford T. Whitmore has shared voting power of 4,452,283 shares as the manager of SUNRAY I, LLC, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 1,941,759 shares as the manager of Whitmore Holdings, LLC, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 4,452,283 shares as the manager of SUNRAY I, LLC, the holder of the shares.
- SUNRAY I, LLC (CIK 0001564292): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,452,283; shared voting power 0; sole dispositive power 4,452,283; shared dispositive power 0; aggregate amount beneficially owned 4,452,283 (26.7% of the class)
- Whitmore Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 1,941,759; shared voting power 4,452,283; sole dispositive power 1,941,759; shared dispositive power 4,452,283; aggregate amount beneficially owned 6,394,042 (38.4% of the class)
  Comment: Whitmore Holdings, LLC has shared voting power of 4,452,283 shares as the sole member of SUNRAY I, LLC, the holder of the shares.
  Whitmore Holdings, LLC has shared dispositive power of 4,452,283 shares as the sole member of SUNRAY I, LLC, the holder of the shares.
- Bradford Whitmore Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 0; shared voting power 6,394,042; sole dispositive power 0; shared dispositive power 6,394,042; aggregate amount beneficially owned 6,394,042 (38.4% of the class)
  Comment: Bradford Whitmore Trust has shared voting power of 4,452,283 shares as the sole member of Whitmore Holdings, LLC, which is the sole member of SUNRAY I, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared voting power of 1,941,759 shares as the sole member of Whitmore Holdings, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared dispositive power of 4,452,283 shares as the sole member of Whitmore Holdings, LLC, which is the sole member of SUNRAY I, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared dispositive power of 1,941,759 shares as the sole member of Whitmore Holdings, LLC, the holder of the shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.10 par value per share
Name of issuer: ULTRALIFE CORP
Address of issuer's principal executive offices: 2000 TECHNOLOGY PARKWAY, NEWARK, New York (NY), 14513
Comment:
The undersigned hereby amends its Schedule 13D as most recently amended on September 3, 2024 relating to the common stock ("Common Stock") of Ultralife Corporation (the "Issuer"). Bradford T. Whitmore, SUNRAY I, LLC, Whitmore Holdings, LLC and Bradford Whitmore Trust are collectively referred to in this Amendment No. 10 as the "Filers".

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This schedule is filed by Bradford T. Whitmore ("Whitmore"), SUNRAY I, LLC, a Delaware limited liability company ("SLLC"), Whitmore Holdings, LLC, a Tennessee limited liability company("WHLLC"), and Bradford Whitmore Trust, a trust formed under the laws of the State of Tennessee ("Whitmore Trust") and, collectively with Whitmore, SLLC and WHLLC, the "Filers". Whitmore is the sole Trustee of the Bradford Whitmore Trust, and the manager of WHLLC and SLLC. WHLCC is the sole member of SLLC.
Residence or business address: The business address of Whitmore is 5215 Old Orchard Road, Ste 970, Skokie, IL 60077. The business address of SLLC, WHLLC and Whitmore Trust is 5217 Meadowlake Road, Brentwood, TN 37027.
Present principal occupation or employment: The principal business of WHLLC is that of being a holding company for various interests. Whitmore's principal occupation is that of being trustee of Whitmore Trust and manager of WHLLC and SLLC. The principal business of SLLC is to hold shares of the Issuer's Common Stock. The principal business of Whitmore Trust is to own WHLLC and other assets.
Criminal convictions in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Whitmore is a citizen of the United States. SLLC is a Delaware limited liability company. WHLLC is a Tennessee limited liability company. Whitmore Trust was formed under the laws of the State of Tennessee.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock beneficially owned by the Filers was purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
WHLLC purchased a total of 187,512 shares of Common Stock from March 12, 2026 through March 16, 2026.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see row 11 of the cover page of eah Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. regarding sole power to vote shares, see Row 7 of the cover page of each Filer. regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of these shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,648,947 shares of Common Stock reported to be outstanding on November 10, 2025, as set forth in the Issuer's Current Report on Form 10-Q for the three months ended September 30, 2025 filed with the Secutiites and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see row 11 of the cover page of eah Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. regarding sole power to vote shares, see Row 7 of the cover page of each Filer. regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of these shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,648,947 shares of Common Stock reported to be outstanding on November 10, 2025, as set forth in the Issuer's Current Report on Form 10-Q for the three months ended September 30, 2025 filed with the Secutiites and Exchange Commission.
Transactions in the class effected during the past sixty days:
Trade Activity for Common Stock of the Issuer effected by WHLLC from March 12, 2026 through March 16, 2026.
Amount of
Shares
Date Security Purchased Price per Share
3/12/2026 Common Stock 800 $5.8209000
3/12/2026 Common Stock 900 $5.9900000
3/12/2026 Common Stock 800 $5.9900000
3/12/2026 Common Stock 1,000 $5.9876700
3/12/2026 Common Stock 900 $5.9900000
3/12/2026 Common Stock 900 $5.9900000
3/12/2026 Common Stock 600 $5.9600000
3/12/2026 Common Stock 800 $5.9600000
3/12/2026 Common Stock 1,300 $6.0000000
3/12/2026 Common Stock 900 $6.0000000
3/12/2026 Common Stock 1,400 $6.0000000
3/12/2026 Common Stock 1,300 $5.9999846
3/12/2026 Common Stock 1,000 $6.0398000
3/12/2026 Common Stock 1,400 $6.0000000
3/12/2026 Common Stock 1,000 $6.0000000
3/12/2026 Common Stock 1,200 $5.9999833
3/12/2026 Common Stock 1,600 $5.9251000
3/12/2026 Common Stock 1,000 $5.9223000
3/12/2026 Common Stock 1,600 $5.9250000
3/12/2026 Common Stock 1,800 $5.9132000
3/12/2026 Common Stock 1,700 $5.9250000
3/12/2026 Common Stock 1,800 $5.9873000
3/12/2026 Common Stock 1,900 $5.9200000
3/12/2026 Common Stock 1,800 $5.9873000
3/12/2026 Common Stock 2,100 $5.9382857
3/12/2026 Common Stock 722 $5.9746814
3/12/2026 Common Stock 2 $6.0000000
3/12/2026 Common Stock 200 $6.0100000
3/12/2026 Common Stock 117 $6.0000000
3/12/2026 Common Stock 600 $5.9900000
3/12/2026 Common Stock 100 $6.0700000
3/12/2026 Common Stock 100 $6.0280000
3/12/2026 Common Stock 100 $6.0000000
3/12/2026 Common Stock 100 $6.0312000
3/12/2026 Common Stock 100 $6.0799000
3/12/2026 Common Stock 100 $6.0312000
3/13/2026 Common Stock 100 $6.0400000
3/13/2026 Common Stock 600 $6.0400000
3/13/2026 Common Stock 900 $6.0400000
3/13/2026 Common Stock 2 $6.0300000
3/13/2026 Common Stock 1,500 $6.1365667
3/13/2026 Common Stock 102 $6.2496078
3/13/2026 Common Stock 500 $6.2998800
3/13/2026 Common Stock 800 $6.2300000
3/13/2026 Common Stock 14 $6.2885714
3/13/2026 Common Stock 600 $6.3156000
3/13/2026 Common Stock 900 $6.2960333
3/13/2026 Common Stock 800 $6.3087000
3/13/2026 Common Stock 1,400 $6.2943500
3/13/2026 Common Stock 325 $6.3200000
3/13/2026 Common Stock 1,200 $6.2300000
3/13/2026 Common Stock 1,400 $6.2354786
3/13/2026 Common Stock 1,700 $6.2300000
3/13/2026 Common Stock 1,900 $6.2173684
3/13/2026 Common Stock 2,100 $6.2312381
3/13/2026 Common Stock 1,000 $6.2799000
3/13/2026 Common Stock 1,500 $6.2675067
3/13/2026 Common Stock 1,900 $6.2792105
3/13/2026 Common Stock 1,500 $6.2799000
3/13/2026 Common Stock 1,700 $6.2755000
3/13/2026 Common Stock 1,336 $6.2799027
3/13/2026 Common Stock 500 $6.1450000
3/13/2026 Common Stock 900 $6.1449222
3/13/2026 Common Stock 1,200 $6.1183000
3/13/2026 Common Stock 1,500 $6.1450000
3/13/2026 Common Stock 1,200 $6.1615000
3/13/2026 Common Stock 1,300 $6.2083462
3/13/2026 Common Stock 1,400 $6.1400000
3/13/2026 Common Stock 1,700 $6.2082353
3/13/2026 Common Stock 1,800 $6.1917000
3/13/2026 Common Stock 1,700 $6.1911000
3/13/2026 Common Stock 1,262 $6.1892314
3/13/2026 Common Stock 800 $6.2682000
3/13/2026 Common Stock 900 $6.3387000
3/13/2026 Common Stock 1,200 $6.2859000
3/13/2026 Common Stock 1,000 $6.2800000
3/13/2026 Common Stock 1,200 $6.3690083
3/13/2026 Common Stock 1,300 $6.3699538
3/13/2026 Common Stock 900 $6.4100000
3/13/2026 Common Stock 800 $6.3871000
3/13/2026 Common Stock 500 $6.4298200
3/13/2026 Common Stock 900 $6.4199444
3/13/2026 Common Stock 1,000 $6.4114000
3/13/2026 Common Stock 1,000 $6.4000000
3/13/2026 Common Stock 1,000 $6.4000000
3/13/2026 Common Stock 1,000 $6.4604000
3/13/2026 Common Stock 1,000 $6.3334000
3/13/2026 Common Stock 1,000 $6.2766000
3/13/2026 Common Stock 1,000 $6.2924800
3/13/2026 Common Stock 1,000 $6.2842000
3/13/2026 Common Stock 1,000 $6.2766000
3/13/2026 Common Stock 1,000 $6.2750000
3/13/2026 Common Stock 1,000 $6.3000000
3/13/2026 Common Stock 2,500 $6.2993000
3/13/2026 Common Stock 2,000 $6.2924200
3/13/2026 Common Stock 485 $6.2980000
3/13/2026 Common Stock 1,200 $6.3300000
3/13/2026 Common Stock 1,500 $6.3308000
3/13/2026 Common Stock 1,300 $6.3599000
3/13/2026 Common Stock 1,302 $6.3598694
3/13/2026 Common Stock 1,500 $6.4237867
3/13/2026 Common Stock 2,000 $6.3800000
3/13/2026 Common Stock 200 $6.4300000
3/13/2026 Common Stock 100 $6.4700000
3/13/2026 Common Stock 100 $6.4700000
3/13/2026 Common Stock 100 $6.4700000
3/13/2026 Common Stock 100 $6.4215000
3/13/2026 Common Stock 100 $6.4050000
3/13/2026 Common Stock 100 $6.4700000
3/13/2026 Common Stock 100 $6.4100000
3/13/2026 Common Stock 100 $6.4363000
3/13/2026 Common Stock 100 $6.4100000
3/13/2026 Common Stock 100 $6.4342000
3/13/2026 Common Stock 100 $6.4610000
3/13/2026 Common Stock 100 $6.4900000
3/13/2026 Common Stock 100 $6.4150000
3/13/2026 Common Stock 100 $6.4232000
3/13/2026 Common Stock 100 $6.4250000
3/13/2026 Common Stock 100 $6.4249000
3/13/2026 Common Stock 100 $6.4415000
3/13/2026 Common Stock 100 $6.4301000
3/13/2026 Common Stock 100 $6.4323000
3/13/2026 Common Stock 100 $6.4250000
3/13/2026 Common Stock 100 $6.4355000
3/13/2026 Common Stock 100 $6.4250000
3/13/2026 Common Stock 100 $6.4250000
3/13/2026 Common Stock 100 $6.4389000
3/13/2026 Common Stock 100 $6.4415000
3/13/2026 Common Stock 100 $6.4250000
3/13/2026 Common Stock 500 $6.4237000
3/13/2026 Common Stock 1,400 $6.4050000
3/13/2026 Common Stock 1,000 $6.4237000
3/13/2026 Common Stock 1,000 $6.4730000
3/13/2026 Common Stock 1,000 $6.4762100
3/13/2026 Common Stock 1,000 $6.4050000
3/13/2026 Common Stock 1,000 $6.4898500
3/13/2026 Common Stock 1,000 $6.4050000
3/13/2026 Common Stock 100 $6.4434000
3/13/2026 Common Stock 1,000 $6.4880400
3/13/2026 Common Stock 1,000 $6.4999000
3/13/2026 Common Stock 1,000 $6.4999000
3/13/2026 Common Stock 1,000 $6.4916200
3/13/2026 Common Stock 1,000 $6.4961900
3/13/2026 Common Stock 1,000 $6.5273900
3/13/2026 Common Stock 1,000 $6.4400000
3/13/2026 Common Stock 1,000 $6.4400000
3/13/2026 Common Stock 1,000 $6.5172700
3/13/2026 Common Stock 1,000 $6.5288600
3/13/2026 Common Stock 1,000 $6.4400000
3/13/2026 Common Stock 1,000 $6.4857100
3/13/2026 Common Stock 1,000 $6.4500000
3/13/2026 Common Stock 1,000 $6.4676000
3/13/2026 Common Stock 212 $6.5377358
3/13/2026 Common Stock 1,000 $6.5635000
3/16/2026 Common Stock 348 $7.0100000
3/16/2026 Common Stock 1,000 $7.0127700
3/16/2026 Common Stock 1,000 $7.0040000
3/16/2026 Common Stock 1,000 $7.0325300
3/16/2026 Common Stock 1,000 $7.0405600
3/16/2026 Common Stock 1,000 $6.9500000
3/16/2026 Common Stock 605 $6.9800826
3/16/2026 Common Stock 1,000 $6.9900000
3/16/2026 Common Stock 1,000 $6.9900000
3/16/2026 Common Stock 157 $6.9796815
3/16/2026 Common Stock 1 $6.9800000
3/16/2026 Common Stock 1,000 $6.9900000
3/16/2026 Common Stock 1,000 $6.9900000
3/16/2026 Common Stock 1,000 $6.9898100
3/16/2026 Common Stock 800 $6.9564000
3/16/2026 Common Stock 500 $6.9773800
3/16/2026 Common Stock 372 $6.9555376
3/16/2026 Common Stock 1,000 $6.9485000
3/16/2026 Common Stock 1,000 $6.9150000
3/16/2026 Common Stock 700 $6.8040143
3/16/2026 Common Stock 1,200 $6.8867917
3/16/2026 Common Stock 700 $6.7650000
3/16/2026 Common Stock 1,000 $6.7900000
3/16/2026 Common Stock 600 $6.8100000
3/16/2026 Common Stock 1,000 $6.8389600
3/16/2026 Common Stock 1,000 $6.8227400
3/16/2026 Common Stock 1,000 $6.7450000
3/16/2026 Common Stock 867 $6.8046943
3/16/2026 Common Stock 1,300 $6.7841692
3/16/2026 Common Stock 1,500 $6.7568000
3/16/2026 Common Stock 320 $6.8200000
3/16/2026 Common Stock 1,900 $6.8199000
3/16/2026 Common Stock 1,400 $6.7979000
3/16/2026 Common Stock 1,900 $6.7385263
3/16/2026 Common Stock 1,300 $6.7640000
3/16/2026 Common Stock 400 $6.7529000
3/16/2026 Common Stock 1,400 $6.7200000
3/16/2026 Common Stock 1,200 $6.7499000
3/16/2026 Common Stock 400 $6.7374250
3/16/2026 Common Stock 1,000 $6.7479300
3/16/2026 Common Stock 1,000 $6.6816000
3/16/2026 Common Stock 130 $6.6638462
3/16/2026 Common Stock 600 $6.5761000
3/16/2026 Common Stock 500 $6.6899000
3/16/2026 Common Stock 300 $6.6899000
3/16/2026 Common Stock 400 $6.6899000
3/16/2026 Common Stock 300 $6.6350000
3/16/2026 Common Stock 200 $6.6537000
3/16/2026 Common Stock 100 $6.6350000
3/16/2026 Common Stock 100 $6.6460000
3/16/2026 Common Stock 831 $6.5529362
3/16/2026 Common Stock 1,300 $6.6292308
3/16/2026 Common Stock 1,000 $6.4976600
3/16/2026 Common Stock 1,000 $6.5909000
3/16/2026 Common Stock 1,000 $6.5090000
3/16/2026 Common Stock 1,000 $6.3400000
3/16/2026 Common Stock 1,000 $6.4700000
3/16/2026 Common Stock 1,000 $6.5923300
3/16/2026 Common Stock 1,600 $6.4002000
3/16/2026 Common Stock 1,200 $6.3850000
3/16/2026 Common Stock 900 $6.4226000
3/16/2026 Common Stock 800 $6.4182250
Other persons with the right to receive dividends or sale proceeds: No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

## Signatures
- WHITMORE BRADFORD T: Bradford T. Whitmore, Bradford T. Whitmore (03/16/2026)
- SUNRAY I, LLC: Bradford T. Whitmore, Manager (03/16/2026)
- SUNRAY I, LLC: Whitmore Holdings, LLC, Manager (03/16/2026)
- Whitmore Holdings, LLC: Bradford T. Whitmore, Manager (03/16/2026)
- Bradford Whitmore Trust: Bradford T. Whitmore, Trustee (03/16/2026)